

08032200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response..... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 4171

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____4/1/07_____ AND ENDING_____3/31/08_____
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broad Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8751 W Broward Blvd, Suite 307
                                  (No. and Street)

Plantation   Florida   33324
   (City)   (State)   (Zip Code)

PROCESSED

◁ AUG 11 2008

THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                     Stuart Burchard   (954)-397-7880
                                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Massey & Massey Accountancy, LLP
                     (Name – *if individual, state last, first, middle name*)

503 Oakdale Street	Folsom	CA	95630
(Address)	(City)	(State)	(Zip Code)

**SEC
Mail Processing
Section**

JUL 3 0 2008

**Washington, DC
101**

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Stuart G. Burchard__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Broad Street Securities, Inc__ , as of __March 31st__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
C E O
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents



Massey & Massey Accountancy, LLP

503 Oakdale Street, Folsom, CA 95630
Ph: 916-608-8166 Fax: 916-608-8165

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Broad Street Securities, Inc

We have audited the accompanying statement of financial condition of Broad Street Securities, Inc as of March 31, 2008 and the related statement of income (loss), changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all materials respects, the financial position of Broad Street Securities, Inc. as of March 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included with this report is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Massey & Massey Accountancy, LLP.

Massey & Massey Accountancy, LLP
Folsom, CA
July 25, 2008

Broad Street Securities, Inc
Statement of Financial Condition
As of March 31, 2008

Assets

Cash	$	48,966.13
Receivable from Broker/Dealers		294,573.80
Investment Account		34,553.66
Deposits		27,850.00
Furniture and Equipment		1,565.72
(Net of $22,636.34 Accumulated Depreciation)		
Total Assets	**$**	**407,509.31**

Liabilities

Accounts Payable	$	24,543.16
Commissions Payable		30,017.66
Payable to Broker/Dealer		211,508.84
Total Liabilities	**$**	**266,069.66**

Shareholders' Equity

Common Stock	$	1,000.00
No par value; 1,000 shares		
authorized, issued and outstanding		
Additional Paid-In Capital		595,220.00
Retained Earnings		(268,025.96)
Net Income (Loss)		(186,754.39)
Total Shareholders' Equity		**141,439.65**

Total Liabilities and Shareholder's Equity	**$**	**407,509.31**

The accompanying notes are an integral part of these financial statements.

Broad Street Securities, Inc
Statement of Income (Loss)
As of March 31, 2008

Revenue

Commissions: Lockwood Advisors	$	8,802.75
Commissions: TAE		7,200.00
Commissions: Curian Capital		22,778.62
Commissions: Coltrace		100,274.00
Commissions: Reps		1,197,120.38
Commissions: Mutual Funds		571,957.81
Commissions: Pershing		128,391.00
Commissions: Wrap (FACTC)		216,155.07
Interest income		18,685.62
Unrealized gain/loss		12,593.21
Miscellaneous income		162,141.34
Total Revenue	**$**	**2,446,099.80**

Expenses
Operating Expense

Commissions	$	1,452,255.95
Clearing and execution charges		139,333.16
Management fees		463,612.78
Registration		15,714.00
Communications		28,732.32
Total Operating Expense		**2,099,648.21**

Administration Expense

Rent	68,365.11
Telephone	11,628.79
Office expense	1,920.00
Interest expense	3,493.90
Payroll expense	93,029.81
Other administrative expense	354,768.37
Total Administration Expense	**533,205.98**

Total Expense	**2,632,854.19**

Net Income (Loss)	**$**	**(186,754.39)**

The accompanying notes are an integral part of these financial statements.

Broad Street Securities, Inc
Statement of Changes in Shareholders' Equity
As of the Year Ended March 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance, beginning of year	$ 1,000.00	$ 335,220.00	$ (263,835.99)	$ 72,384.01
Correction of prior year accounting error			(4,189.97)	(4,189.97)
Additional Paid-In Capital		260,000.00		260,000.00
Net Income (Loss)			(186,754.39)	(186,754.39)
Balance, end of year	**$ 1,000.00**	**$ 595,220.00**	**$ (454,780.35)**	**$ 141,439.65**

The accompanying notes are an integral part of these financial statements.

Broad Street Securities, Inc
Statement of Cash Flows
As of March 31, 2008

Cash Flows from Operating Activities

Net Income (Loss) -After Adjustments	$ (186,754.39)
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables	(271,043.50)
Increase in deposits	(25,730.66)
Increase in payables	260,833.09
Unrealized gain/loss in marketable securities	-
Net Cash Flow Provided by Operations	**(222,695.46)**
Cash Flows from Investing Activities	
Furniture & Equipment	(1,565.72)
Cash Flows from Financing Activities	
Additional Capital	260,000.00
Prior Year Adjustment	(4,189.97)
Net Increase in Cash	**31,548.85**
Cash balance, beginning of the year	17,417.28
Cash balance, end of year	**$ 48,966.13**

The accompanying notes are an integral part of these financial statements.

Broad Street Securities, Inc
Notes to Financial Statements
As of March 31, 2008

NOTE 1   Significant Accounting Policies

Organization

The Company was incorporated in the state of Nevada on January 31, 1994. The Company is registered as a broker/dealer with the Security and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions

Commission revenue and related expenses arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction day.

Cash Equivalents

Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when purchased by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during a reporting period. Actual results could differ from these estimates.

Depreciation

Depreciation of assets is provided using the straight-line and accelerated methods over the estimated useful life of the asset.

NOTE 2   Net Capital Requirements

As a registered broker/dealer and member of The Financial Industry Regulatory Authority (FINRA) , the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. As of March 31, 2008 the Company's net capital and required net capital were $127,440.65 and $100,000.00 respectively. The ratio of aggregate indebtedness to net capital was 209%.

Broad Street Securities, Inc
Notes to Financial Statements
As of March 31, 2008

NOTE 3   Income Tax Loss Carry-forwards

HBB, Inc., the parent company, is required to file a consolidated U.S. income tax return and includes the income or loss of Broad Street Securities, Inc. as if it were a wholly owned subsidiary with the consent of the minority shareholder. When provisions for income taxes are required in the future, management intends to determine them on a separate return basis. The Company has unused net operating loss carryforward exceeding $2,444,000.00. The operating loss carryforward is available as an offset against future taxable income and begins to expire in 2011 in the amount of $134,553.

NOTE 4   Related Parties

The Company is 100% owned by HBB, Inc. During the year ended March 31, 2008, the Company paid HBB, Inc. $463,612.78 in management fees for certain administrative services.

On April 8, 2008, the Company entered into a management agreement with HBB, Inc. Under the terms of this agreement the Company shall pay HBB, Inc. for management and consulting services equal to up to 10% of the Company's monthly gross income from services out of any excess income. The Company will also reimburse HBB, Inc. for expenses related to the performance of services. This agreement is subject to a compensation reduction clause, which prevents the payment or accrual of services or expenses that might otherwise create a net capital deficiency. Fees or expenses that would otherwise cause a net capital deficiency will not be paid or accrued, and such fees will not be recoverable at a later date by HBB, Inc.

NOTE 5   Accounts Payable

The Company is disputing certain invoices relating to professional services rendered on it's behalf prior to March 31, 2008. The invoices currently in dispute total $35,003.45, which is not reflected in Accounts Payable at March 31, 2008.

NOTE 6   Operating Lease - Office Space: 8751 West Broward Blvd #307, Plantation, Florida

On January 12, 2007 the Company entered into a lease for office space. On May 9th, 2008 this lease was modified to include the period July 1, 2008 through June 30, 2013, with rents beginning at $3,845.48 per month and increasing 5% annually. Payments made during the year ended March 31, 2008 totaled $22,055.98.

Minimum future obligations under the above operating leases for the next five years as of March 31, in aggregate, are as follows:

2009	$39,959.88
2010	47,876.28
2011	50,270.13
2012	52,783.71
2013	55,422.99
	$246,312.99

Broad Street Securities, Inc
Supplementary Information
As of March 31, 2008

Computation of Net Capital

Total Shareholders Equity	141,439.65
Deductions:	
Nonallowable Assets	(2,850.00)
Haircuts on Securities Held	(11,149.00)
Net Capital	**$ 127,440.65**

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditor's Report.

Computation of Net Captial Requirement

Minimum Net Capital Requirement (6 2/3% of total aggregate indebtedness	$17,738.86
Minimum Dollar Net Capital Requirement	$100,000.00
Net Captial Requirement	**$100,000.00**

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditor's Report.

Broad Street Securities, Inc
Supplementary Information
As of March 31, 2008

Computation of Aggregate Indebtedness

Total Liabilities from Statement of Financial Conditions	266,069.66
Total Aggregate Indebtedness	266,069.66
Percentage of Aggregate Indebtedness to Net Capital	**209%**

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditor's Report.



Massey & Massey
Accountancy, LLP

503 Oakdale Street Folsom, CA 95630
Ph: 916.608.8166 Fax: 916.608.8165

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors;
Broad Street Securities, Inc.:

In planning and performing our audit of the financial statements of Broad Street Securities, Inc. for the year ended March 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Broad Street Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL (Continued)

may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Broad Street Securities, Inc. for the year ended March 31, 2008, and this report does not affect our report thereon dated July 25, 2008. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(1) and k(2)ii exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Massey & Massey Accountancy, LLP.

Massey & Massey Accountancy, LLP
Folsom, CA
July 25, 2008

END